

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 3, 2022

Jingbo Wang
Chief Financial Officer
Agora, Inc.
Floor 8, Building 12 , Phase III of ChuangZhiTianDi
333 Songhu Road
Yangpu District, Shanghai
People's Republic of China

  Re: Agora, Inc.
   Form 20-F for the fiscal year ended December 31, 2021

Dear Jingbo Wang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology